February 24, 2021

Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Pearl Labs, Inc.

Offering Statement on Form 1-A

Filed November 13, 2020

File No. 024-11367

Dear Ms. Timmons-Pierce,

We acknowledge receipt of comments in your letter of December 10, 2020 regarding the Offering Statement of Future Pearl Labs, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Cover Page

1.	Please reconcile the disclosure on the cover page that the company will pay a cash commission of 3.5% to StartEngine on sales of the common stock with the provision on page 2 of the Posting Agreement filed as exhibit 1.1 that the company will pay a 7% cash commission to StartEngine.

The Company respectfully directs your attention that the commission is provided as either 7% or split fee of 3.5% by the Company and 3.5% by investors. The agreement identifies that the split fee has been selected for this offering.

2.	We note the disclosure that "[i]n each case StartEngine Primary may charge investors a fee of 3.5% . . [and i]n the event an investor invests in excess of $20,000, such investor fee shall be limited to $700 and Company shall pay the 3.5% additional commission with respect to any amount in excess of $20,000." Also, we note the disclosure on page 28 that StartEngine Primary will charge investors "a non-refundable processing fee equal to [___]% of the amount" they invest at the time they subscribe for the securities. Clarify whether the processing fee is in addition to the 3.5% cash commission that will be paid by investors. In addition, disclose the circumstances under which StartEngine Primary "may" charge investors the 3.5% commission.

The disclosure has been amended to clarify that investors will be charged a 3.5% processing fee by StartEngine.

3.	You disclose that each investor is required to pay a cash commission to StartEngine Primary on sales of securities into states in which it is registered equal to the lesser of 3.5% of the amount invested and $700. Please provide an analysis regarding whether the investor-paid commission should be included: (i) in the aggregate offering price under Rule 251(a)(2) under the Securities Act and (ii) in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.

The processing fee paid by investors is included in the aggregate purchase price paid by investors. The Company has amended its cover page disclosure and Part 1 of the Form 1-A to reflect these amounts paid. Further, the Company provides in its subscription agreement in Section 1(b) that investors understand that the processing fee will count against their investment limits.

Selected Risks Associated with the Business, page 6

4.	We note the disclosure in the seventh bullet point on page 6 that your "future revenue plans partially rely on two non-binding letters of intent" and that you refer to "two letters of intent" on page 13 under the Use of Proceeds to the Issuer section. In an appropriate place in the filing, please revise the disclosure to briefly discuss the terms of the letters of intent, including the current status of any negotiations related to the letters of intent, and expand the risk factor disclosure to highlight the risks of these non-binding agreements.

The Company has amended its disclosure to remove references to the letters of intent.

Use of Proceeds to the Issuer, page 12

5.	Please revise the third paragraph on page 13 to clarify why you plan to use proceeds to "move into full production of the mower" in view of the disclosure on page 15 and elsewhere that you have built a prototype of a Boba Tea machine.

The Company has amended its disclosure to remove this language.

6.	Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. Refer to Item 6 of Part II of Form 1-A.

The Company has added disclosure to confirm that it does not intend to use proceeds to compensate or otherwise make payments to officers or directors of the Company, or any subsidiaries.

Our Business, page 14

7.	We note your references to Wavemaker Labs, Future VC, Future Labs V, Future Labs VII, Future Labs VIII, and Wavemaker Partners. Please revise to clarify these defined terms so that it is clear which entity you are referring to. Please also clarify your relationships and affiliation with these entities and any other Future Lab entities referenced in your offering statement. Please consider including an organizational chart.

The Company has amended its disclosure to clarify the relationships between the related entities.

8.	Please disclose your dependence on one or a few major customers or suppliers. In that regard, we note during the year ended December 31, 2019, one related party customer accounted for 81% of the company’s revenues and two related party customers accounted for 100% of the company’s accounts receivable. Refer to Item 7(a)(2) of Part II of Form 1-A.

The Company has amended its disclosure to discuss is current customer relationships in regard to its concentration of revenue.

Directors, Executive Officers and Significant Employees, page 20

9.	Please disclose the business experience of Kevin Morris during the past five years. Also, tell us why the disclosure about the business experience of James Jordan does not mention Future Labs V, Inc. and Future Labs VI, Inc.

The Company has amended its disclosure to add the business experience of Kevin Morris and expand the business experience of James Jordan.

Interest of Management and Others in Certain Transactions, page 23

10.	Please expand the disclosure in this section to clarify your relationship with Wavemaker Labs. In this regard, we note the reference on page F-9 to Wavemaker Labs as "a related party under common control."

The Company has amended its disclosure to include additional detail regarding its relationship with Wavemaker Labs.

Provisions of Note in Our Bylaws, page 25

11.	We note the disclosure on page 26 that the exclusive forum provision in the bylaws "is not interpreted to apply to actions arising under the Securities Act" and "will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please revise your disclosure to clearly state whether you intend for the provision to apply to claims arising under the Securities Act. Also, please ensure that the exclusive forum provision in your bylaws clearly states that your provision does not apply to claims arising under the Securities Act and Exchange Act, or tell us how you will inform future investors of the provision's limited applicability. To the extent that you intend the provision to apply to claims arising under the Securities Act, please amend your filing to disclose that there is uncertainty as to whether a court would enforce such provision. Please make any applicable conforming changes to page 29.

The Company does not intend for this provision to apply to actions arising under federal securities laws and has amended its bylaws accordingly.

12.	We note that your subscription agreement designates any state or federal court located within the State of California for any claims arising under the subscription agreement. We also note that your Bylaws designates the Court of Chancery of the State of Delaware for certain litigation. Please revise to clarify how the forum selection provision in your subscription agreement is intended to operate with the forum selection provision set forth in your Bylaws.

The Company respectfully notes that the actions arising under the bylaws and subscription agreement would be distinct causes of action. Regardless, the Company has amended the subscription agreement to provide for forum selection of Delaware to reduce any friction that may be caused by the inconsistency.

Plan of Distribution, page 26

13.	Your disclosure indicates that you are "offering up to [___] shares of Common Stock on a best efforts basis (not including Bonus Shares)." Please quantify the number of bonus shares that will be issued in your offering, and confirm that these shares will be included in the maximum number of shares you are seeking to qualify.

The Company has amended its disclosure to quantify the number of Bonus Shares and has included those shares in the maximum amount to be qualified.

14.	Please reconcile your disclosure on page 26 that the "Common Stock will convert into voting Common Stock of the company" with your disclosure in the last paragraph on page 23 that "[e]ach holder of Common Stock has the right to one vote per share of Common Stock." Please revise your disclosure to clarify whether the shares you are seeking to qualify are voting or non-voting. In addition, if you intend to qualify nonvoting common stock in this offering, please make conforming changes throughout your filing, including to your offering circular cover page and your description of the securities being offered. Also, please amend your filing to include risk factor disclosure related to investing in nonvoting common stock, if applicable.

The Company has amended its disclosure to remove the reference to conversion of the Common Stock in this offering. Further, the Company has added disclosure throughout regarding a proxy to which the shares will be subject.

Bonus Shares for Certain Investors, page 28

15.	We note the disclosure that "investors in this offering who also participated in [your] Regulation CF offering with StartEngine Primary, will receive, as a part of their investment, additional shares for their shares purchased (“Bonus Shares”) equal to [__]% of the shares they purchase." In an appropriate place in the filing, please provide a brief description of your Regulation CF offering, including the amount of capital raised, the date your offering closed, and how you define "participants" for purposes of the bonus share program. Also, please clarify whether the bonus share percentage investors will receive in this offering relates to the number of shares purchased in your Regulation CF offering, or the number of shares purchased in this offering.

The Company has amended its disclosure to remove references to a prior Regulation CF offering.

Investor’s Tender of Funds, page 29

16.	We note the disclosure in this section that "[i]nvestors may subscribe by tendering funds via wire or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent." However, in the third paragraph on page 28, you disclose that "StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform." Please revise your disclosure to clarify how investors may tender funds through the Online Platform.

The Company has amended its disclosure to include that credit and debit cards are acceptable forms of payment.

Jury Trial Waiver, page 29

17.	We note that your subscription agreement does not have a jury trial waiver provision. Please update your disclosure accordingly.

The Company has amended its disclosure to remove references to the jury trial waiver.

Exhibits

18.	Please file as an exhibit the escrow agreement. In this regard, we note the disclosure on the cover page that Prime Trust is the escrow agent. Also, file as exhibits the convertible note and collaboration agreement mentioned in Note 6 on page F-9 and in Note 4 on page F-30, respectively.

The Company has included the escrow agreement as Exhibit 8.1 to the offering statement as well as the convertible note as Exhibit 6.3. The collaboration agreement was an arrangement by Future Labs I, Inc. for a different business concept. That agreement is no longer in place.

19.	In an appropriate section of your offering statement please clarify why you provided a loan to Future Labs VIII for $32,700 in 2020 as disclosed in Note 5 on page F-43 and Note 10 on page F-33 and disclose the material terms of the loan. Please file as an exhibit the agreement underlying the loan.

The Company has amended its disclosure to include the material terms of this loan, as well as added the loan as Exhibit 6.4.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Pearl Labs, Inc. If you have additional questions or comments, please contact me at kevin@wavemaker.vc.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Future Pearl Labs, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP